Peter Ehrenberg Partner	1251 Avenue of the Americas New York, New York 10020 T: 212 204 8697 F: 973 597 2351 E: pehrenberg@lowenstein.com	March 23, 2018

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Sonia Bednarowski

Re:	Tower International, Inc.
Registration Statement on Form S-3
Filed March 2, 2018
File No. 333-223391

Dear Ms. Bednarowski:

On behalf of Tower International, Inc. (the “Company”), we are hereby responding to the letter, dated March 20, 2018 (the “Comment Letter”), from Sonia Bednarowski and Laura Nicholson, Office of Transportation and Leisure of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-3, filed on March 2, 2018 (the “Registration Statement”).

For ease of reference, set forth below in bold are the comments of the staff of the Commission with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment.

The Company has authorized us to respond to the Comment Letter as follows:

Registration Statement on Form S-3

General

1.	We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2017 and that your Form 10-K incorporates Part III information by reference to your proxy statement which has yet to be filed. Please be advised that we cannot accelerate the effective date of your registration statement until you file the information required by Part III of Form 10-K in either your definitive proxy statement or an amended 10-K. For guidance, please refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response to Comment No. 1

On March 21, 2018, the Company filed with the Commission its definitive proxy statement on Schedule 14A. The Company has revised the incorporation by reference in Amendment No. 1 to the Registration Statement to reflect such filing.

March 23, 2018 Page 2

Signatures, page II-5

2.	We note that Jeffrey L. Kersten signed the registration statement in his personal capacity as your principal accounting officer on March 1, 2018. However, effective March 5, 2018, Gregory B. Guastella was appointed Chief Accounting Officer. Please amend to have Mr. Guastella sign in his personal capacity as your principal accounting officer or advise.

Response to Comment No. 2

The Company has revised the signature page to Amendment No. 1 to the Registration Statement to have Mr. Guastella sign in his personal capacity as the Company’s principal accounting officer.

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If you have any questions with respect to the foregoing, please feel free to call the undersigned at (212) 204-8697.

Very truly yours,

/s/ Peter Ehrenberg

Peter Ehrenberg